Cowan, Mark A.

From:	Cowan, Mark A.
Sent:	Friday, March 30, 2012 5:35 PM
To:	Caroline Pearson
Subject:	DWS Variable Series I PEA No. 30

Hi Caroline,

We had the following comments on the above filing:

1.   **Fees and Expenses of the Fund**

Please provide an updated fee table and example so that the staff may review the updated information prior to the filing's effective date.

2.   **Principal Investment Strategies**

DWS Growth & Income VIP. Please list any corresponding principal investment strategies that would give rise to Foreign Investment Risk.

3.   **Performance Information**

In the table of Average Annual Returns, please remove the "Inception Date" column. It may appear as a parenthetical in the table.

4.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Cowan

Mark A. Cowan | Senior Counsel | U.S. Securities & Exchange Commission |Division of Investment Management |100 F Street, N.E. |Washington, D.C. 20549 | 202.551-6765 Direct